UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11019828

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2011 WASH.

SEC FILE NUMBER
8-44865

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FSB WARNER FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 PEOPLES SQUARE
(No. and Street)

WATERLOO (City) IOWA (State) 50702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RODNEY DUROE 319-287-3961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

666 WALNUT STREET, SUITE 1450 (Address) DES MOINES (City) IOWA (State) 50309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rodney Duroe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FSB Warner Financial, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

RYAN E PAUTSCH
Notarial Seal - Iowa
Commission # 760845
My Commission Expires 11-16-2012

Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

ROTH & COMPANY, P.C.

Certified Public Accountants

Jay Anderson
Tim Breitbach
Jerry Carlson
Greg Clausen
Wayne Floerchinger
Les Heimsoth
Joseph Kristan
Doug Ross
Ross Smith

666 Walnut Street, Suite 1450
Des Moines, Iowa 50309-3918

(515) 244-0266
FAX (515) 288-8350

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
FSB Warner Financial, Inc.
Waterloo, Iowa

We have audited the accompanying statement of financial condition of FSB Warner Financial, Inc. as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FSB Warner Financial, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Roth + Company, P.C.

Des Moines, Iowa
February 7, 2011

FSB WARNER FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS	
Cash and cash equivalents	$ 233,732
Receivables:	
Clearing organization	181,741
Other	10,426
Prepaid expenses	41,517
Other assets	3,300
Furniture and equipment, net of accumulated depreciation of $18,987	39,065
Deferred income taxes	100,312
Goodwill and other intangible assets	270,000
Total	$ 880,093
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accrued salaries and benefits	$ 91,496
Accounts payable and other accrued liabilities	106,704
Total liabilities	198,200
STOCKHOLDER'S EQUITY	
Common stock, $.10 par value per share; authorized 100,000 shares; issued and outstanding, 27,019 shares	2,702
Additional paid-in capital	1,087,561
Deficit	(408,370)
Total stockholder's equity	681,893
Total	$ 880,093

See notes to statement of financial condition.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

FSB Warner Financial, Inc. (the Company) conducts business as a broker/dealer in securities. The Company primarily serves individual and institutional customers in Iowa and Nebraska and has offices in Iowa and Nebraska.

The Company is a wholly-owned subsidiary of FSB Financial, Inc. (the Parent). The Parent acquired the Company effective as of January 1, 2009 in a transaction accounted for under the acquisition method of accounting.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in bank accounts.

Securities Transactions

Commission revenue and related expenses are recorded on the trade date basis.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Furniture and equipment are depreciated by the straight-line method over estimated useful lives of 3 to 5 years.

Goodwill and Other Intangible Assets

Goodwill acquired in connection with the acquisition of the Company totals $170,000 at December 31, 2010 and is not amortized but is tested annually for impairment. No impairment losses were recognized in the year ended December 31, 2010. The other intangible is comprised of costs of the acquisition allocated to the value of the customer relationships acquired. The customer relationship intangible is amortized by the straight-line method over an estimated useful life of four years. Annual amortization for the years ending December 31, 2011 and 2012 is $50,000. Amortization of the other intangible is not deductible for income tax purposes. At December 31, 2010, the other intangible totaled $100,000, which is net of accumulated amortization of $100,000.

Income Taxes

The Company files their income tax returns separate from its Parent. The Company accounts for income taxes under the asset and liability method. Income taxes are provided to recognize the amount of taxes payable or refundable for the current year and deferred tax assets or liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. Management assesses the Company's income tax positions and records tax benefits based upon an evaluation of the facts, circumstances and information available at the reporting dates. If the Company considers that a tax position is more-likely-than-not of being sustained upon examination by tax authorities, it recognizes the tax benefit. In addition, valuation allowances are established when management determines that it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized. Tax valuation allowances are analyzed periodically and adjusted as events occur, or circumstances change that warrant adjustments to those balances.

Subsequent Events

In the normal course of preparing the Company's financial statements, management reviews events that occur after the statement of financial condition date (December 31, 2010) for potential recognition or disclosure in the financial statement. Management has evaluated subsequent events through February 7, 2011, which is the date the statement of financial condition was available to be issued.

2. RECEIVABLE FROM CLEARING ORGANIZATION

Receivable from clearing organization consists of the following as of December 31, 2010.

Commissions	$141,741
Clearing deposit	40,000
Total	$181,741

3. INCOME TAXES

The composition of the Company's net deferred income tax assets as of December 31, 2010 is as follows:

Deferred income tax assets:	
Other	$1,312
Net operating loss carryforwards	118,000
Deferred income tax liabilities:	
Property	(4,000)
Deferred income tax assets before valuation allowance	115,312
Less valuation allowance	(15,000)
Net deferred income tax assets	$100,312

At December 31, 2010, the Company has net operating loss carryforwards for federal income tax purposes of approximately $567,000 which are available to offset future federal taxable income. The carryforwards expire, if unused, in 2027 through 2030.

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The Company's income tax returns for the years 2007 through 2010 remain open for possible examination by the Internal Revenue Service and state taxing authorities. Management does not expect any material adjustments to the Company's income tax balances should these returns be examined.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). The Company is required to maintain minimum net capital, as defined, of the greater of 6 2/3% of aggregated indebtedness or $50,000. At December 31, 2010, 6 2/3% of aggregate indebtedness was $13,213. At December 31, 2010, the Company's net capital was $219,703 which was $169,703 in excess of the required net capital of $50,000. SEC rule 15c3-1 also provides that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's percentage of aggregate indebtedness to net capital was 90%.

5. OPERATING LEASES AND COMMITMENTS

The Company has entered into lease agreements for office facilities and equipment that expire on various dates through June 2013.

The Company's primary office facilities are located in a building owned by a subsidiary of the Parent. The Company also leases an office facility in one other location under a lease that expires April 2011.

Future minimum lease payments for years ending December 31 are as follows: 2011, $22,786; 2012, $4,620; and 2013, $2,310.

6. OFF-BALANCE- SHEET RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, RBC Capital Markets. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

7. PROFIT-SHARING PLAN

The Company has a qualified profit-sharing plan with a 401(k) deferred compensation provision covering all employees who have met certain eligibility requirements. The profit-sharing plan provides for contributions by the Company in such amounts as the Board of Directors may determine.

8. RELATED PARTY TRANSACTIONS

A subsidiary of the Parent provides the Company with certain administrative services and support at no charge. Additionally, the Company's primary office facilities are located in a building owned by the subsidiary and the space is provided to the Company at no charge.

ROTH & COMPANY, P.C.
Certified Public Accountants

Jay Anderson
Tim Breitbach
Jerry Carlson
Greg Clausen
Wayne Floerchinger
Les Heimsoth
Joseph Kristan
Doug Ross
Ross Smith

666 Walnut Street, Suite 1450
Des Moines, Iowa 50309-3918

(515) 244-0266
FAX (515) 288-8350

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
FSB Warner Financial, Inc.
Waterloo, Iowa

In planning and performing our audit of the financial statements of FSB Warner Financial, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Roth & Company, P.C.

Des Moines, Iowa
February 7, 2011

FSB WARNER FINANCIAL, INC.

Statement of Financial Condition
And Independent Auditors' Report
On Internal Control

December 31, 2010

FSB WARNER FINANCIAL, INC.

Report on Applying Agreed-Upon Procedures
December 31, 2010

ROTH & COMPANY, P.C.

Certified Public Accountants

Jay Anderson
Tim Breitbach
Jerry Carlson
Greg Clausen
Wayne Floerchinger
Les Heimsoth
Joseph Kristan
Doug Ross
Ross Smith

666 Walnut Street, Suite 1450
Des Moines, Iowa 50309-3918

(515) 244-0266
FAX (515) 288-8350

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Board of Directors
FSB Warner Financial, Inc.
Waterloo, Iowa

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by FSB Warner Financial, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the specified parties), solely to assist you and the other specified parties in evaluating FSB Warner Financial, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). FSB Warner Financial, Inc.'s management is responsible for FSB Warner Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries on July 26, 2010 noting no differences.

2. Compared the amounts reported on the Form X-17-A5 for the quarters ended March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for mutual fund related revenues, insurance and annuity revenues and clearance fees noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Roth + Company, P.C.

February 7, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044865 FINRA DEC
FSB WARNER FINANCIAL INC 17*17
1001 PEOPLES SQ
WATERLOO IA 50702-5740

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Erin Brown (319) 235-6561

2. A. General Assessment (item 2e from page 2) $ 2,886

B. Less payment made with SIPC-6 filed (exclude interest) (1,117)
July 26, 2010
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,769

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,769

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,769

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FSB Warner Financial, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 2 day of February, 2011.

Rodney L. Duroe, CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,222,109
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	951,209
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	116,391
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	1,067,600
2d. SIPC Net Operating Revenues	$ 1,154,509
2e. General Assessment @ .0025	$ 2,886
	(to page 1, line 2.A.)

PROFOR SECURITIES, LLC
SIPC Transitional Assessment Reconcilaition
December 31, 2010

<u>General Assessment Calculation</u>

Total Revenue	$	100,211
Revenue exempt from assessment		0
Sub-total		100,211
Rate		0.0025
General Assessment Due		250.53
Less Payments: SIPC 6		0.00
Plus: Interest		
Remaining Assessment Due		250.53
Paid with SIPC 7		(150.00)
Balance Due	$	100.53

There is no material difference between the SIPC-7T and this reconciliation.